SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                        (Amendment No. 11)

                America West Holdings Corporation
                       -------------------
                         (Name of Issuer)

               Class A Common Stock, $.01 par value
               Class B Common Stock, $.01 par value
            Stock of America West Holdings Corporation
                   ----------------------------
                  (Title of Class of Securities)

                           023657 10 9
                           023657 20 8
                          --------------
                         (CUSIP Numbers)


                      Michael L. Ryan, Esq.
                Cleary, Gottlieb, Steen & Hamilton
                        One Liberty Plaza
                     New York, New York 10006
                          (212) 225-2000
       ----------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                          June 26, 1998
                          --------------
                  (Date of Event which Requires
                    Filing of this Statement)

      If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [ ].

                           SCHEDULE 13D

CUSIP Nos.  023657 10 9, 023657 20 8

-----------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   TPG Partners, L.P.
   75-2473270
-----------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

   (a) [x]
   (b) [ ]
-----------------------------------------------------------------
3  SEC USE ONLY


-----------------------------------------------------------------
4  SOURCE OF FUNDS

   WC
-----------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)
   [ ]

-----------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   DELAWARE
-----------------------------------------------------------------
               7  SOLE VOTING POWER

                  CLASS A COMMON STOCK     780,473
                  CLASS B COMMON STOCK           0
 NUMBER OF     --------------------------------------------------
  SHARES       8  SHARED VOTING POWER
BENEFICIALLY
 OWNED BY         CLASS A COMMON STOCK           0
   EACH           CLASS B COMMON STOCK           0
 REPORTING     --------------------------------------------------
  PERSON       9  SOLE DISPOSITIVE POWER
   WITH
                  CLASS A COMMON STOCK     780,473
                  CLASS B COMMON STOCK           0
               --------------------------------------------------
              10  SHARED DISPOSITIVE POWER

                  CLASS A COMMON STOCK   1,110,000
                  CLASS B COMMON STOCK           0
-----------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

            CLASS A COMMON STOCK    1,100,000
            CLASS B COMMON STOCK            0
-----------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES

-----------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            CLASS A COMMON STOCK       100.0%
            CLASS B COMMON STOCK         0.0%
-----------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------

                           SCHEDULE 13D

CUSIP Nos.  023657 10 9, 023657 20 8

-----------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   TPG Parallel I, L.P.
   75-2544886
-----------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

   (a) [x]
   (b) [ ]
-----------------------------------------------------------------
3  SEC USE ONLY


-----------------------------------------------------------------
4  SOURCE OF FUNDS

   WC
-----------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)
   [ ]

-----------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   DELAWARE
-----------------------------------------------------------------
               7  SOLE VOTING POWER

                  CLASS A COMMON STOCK      78,644
                  CLASS B COMMON STOCK           0
 NUMBER OF     --------------------------------------------------
  SHARES       8  SHARED VOTING POWER
BENEFICIALLY
 OWNED BY         CLASS A COMMON STOCK           0
   EACH           CLASS B COMMON STOCK           0
 REPORTING     --------------------------------------------------
  PERSON       9  SOLE DISPOSITIVE POWER
   WITH
                  CLASS A COMMON STOCK      78,644
                  CLASS B COMMON STOCK           0
               --------------------------------------------------
              10  SHARED DISPOSITIVE POWER

                  CLASS A COMMON STOCK   1,100,000
                  CLASS B COMMON STOCK           0
-----------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

            CLASS A COMMON STOCK    1,100,000
            CLASS B COMMON STOCK            0
-----------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES

-----------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            CLASS A COMMON STOCK       100.0%
            CLASS B COMMON STOCK         0.0%
-----------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------

                           SCHEDULE 13D

CUSIP Nos.  023657 10 9, 023657 20 8

-----------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Air Partners II, L.P.
   75-2553295
-----------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

   (a) [x]
   (b) [ ]
-----------------------------------------------------------------
3  SEC USE ONLY


-----------------------------------------------------------------
4  SOURCE OF FUNDS

   WC
-----------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)
   [ ]

-----------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   TEXAS
-----------------------------------------------------------------
               7  SOLE VOTING POWER

                  CLASS A COMMON STOCK      82,314
                  CLASS B COMMON STOCK           0
 NUMBER OF     --------------------------------------------------
  SHARES       8  SHARED VOTING POWER
BENEFICIALLY
 OWNED BY         CLASS A COMMON STOCK           0
   EACH           CLASS B COMMON STOCK           0
 REPORTING     --------------------------------------------------
  PERSON       9  SOLE DISPOSITIVE POWER
   WITH
                  CLASS A COMMON STOCK      82,314
                  CLASS B COMMON STOCK           0
               --------------------------------------------------
              10  SHARED DISPOSITIVE POWER

                  CLASS A COMMON STOCK   1,100,000
                  CLASS B COMMON STOCK           0
-----------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

            CLASS A COMMON STOCK    1,100,000
            CLASS B COMMON STOCK            0
-----------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES

-----------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            CLASS A COMMON STOCK       100.0%
            CLASS B COMMON STOCK         0.0%
-----------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------

           This amendment No. 11 (this "Amendment") amends and supplements the Schedule 13D filed on September 6, 1994, as amended by Amendment No. 1 filed on November 22, 1995, Amendment No. 2 filed on January 30, 1996, Amendment No. 3 filed on February 16, 1996, Amendment No. 4 filed on February 21, 1996, Amendment No. 5 filed on February 27, 1996, Amendment No. 6 filed on May 30, 1996, Amendment No. 7 filed on June 18, 1996, Amendment No. 8 filed on March 19, 1997, Amendment No. 9 filed on January 29, 1998 and Amendment No. 10 filed on May 29, 1998 (the "Schedule 13D"), of TPG Partners, L.P. ("TPG"), TPG Parallel I, L.P. ("TPG Parallel") and Air Partners II, L.P. ("Air Partners II", and collectively with TPG and TPG Parallel, the "Filing Parties"), with respect to the Class A Common Stock, $0.01 par value per share (the "Class A Common") and the Class B Common Stock, $0.01 par value per share (the "Class B Common") of America West Holdings Corporation, a Delaware corporation ("Holdings"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

           Items 5(a), (b) and (c) of the Schedule 13D are hereby amended to read in their entirety as follows:

           (a) - (b) At the date hereof, TPG has the sole power to vote and dispose of 780,473 shares of Class A Common. The Class A Common held by TPG represents approximately 71.0% of the 1,100,000 shares of Class A Common outstanding as of April 30, 1998, based on information provided by Holdings.

           At the date hereof, TPG Parallel has the sole power to vote and dispose of 78,644 shares of Class A Common. The Class A Common held by TPG Parallel represents approximately 7.2% of the 1,100,000 shares of Class A Common outstanding as of April 30, 1998, based on information provided by Holdings.

           At the date hereof, Air Partners II has the sole power to vote and dispose of 82,314 shares of Class A Common. The Class A Common held by Air Partners II represents approximately 7.5% of the 1,100,000 shares of Class A Common outstanding as of April 30, 1998, based on information provided by Holdings.

           In an amendment to its Schedule 13D filed on June 26, 1998, Continental reported that on June 22, 1998, it had agreed to a block trade sale of 317,140 shares of Class B Common for $8,919,562.50 The trade was scheduled to settle on June 25, 1998, at which time Continental no longer owned any shares of Class B Common.

           As set forth in Items 5(d) and 6 to the Schedule 13D, the Filing Parties have certain understandings and agreements regarding the disposition of the securities of Holdings held by them with Continental. As a result of these agreements and understandings, the Filing Parties, together with Continental, comprise a group within the meaning of Section 13(d)(3) of the Exchange Act, and each may be deemed to beneficially own the securities of Holdings owned by the others. Information concerning the ownership of Class A Common and Class B Common by Continental is contained in a separate Schedule 13D (and amendments thereto) filed by Continental.

           On the basis of information contained in the Schedule 13D (as amended as of the date hereof) filed by Continental, the Filing Parties and Continental, as a group, beneficially own 1,100,000 shares of Class A Common and no shares of Class B Common. The aggregate amount of Class A Common beneficially owned by the group represents 100% of the 1,100,000 shares of Class A Common outstanding as of April 30, 1998, based on information provided by Holdings.

           Except as described herein, none of the Filing Parties has the sole or shared voting power to vote or the sole or shared power to dispose of any shares of Class A Common or Class B
Common.

           To the knowledge of the Filing Parties, none of the individuals named in Item 2 has the sole or shared power to vote or the sole or shared power to dispose of any shares of Class A
Common or Class B Common.

           (c) Except as stated herein, no transactions in shares of Class A Common or Class B Common were effected during the past
60 days by any Filing Party or to the best of their knowledge, any of the individuals identified in Item 2.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 -- Joint Filing Agreement

                             SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


Dated: June 30, 1998



                               TPG PARTNERS, L.P.

                               By:  TPG GenPar, L.P.
                               General Partner

                               By:  TPG Advisors, Inc.
                               General Partner


                               By:  /s/ James O'Brien
                                  ----------------------
                               Name:   James O'Brien
                               Title:   Vice President


                               TPG PARALLEL I, L.P.

                               By:  TPG GenPar, L.P.
                               General Partner

                               By:  TPG Advisors, Inc.
                               General Partner


                               By:  /s/ James O'Brien
                                  ----------------------
                               Name:   James O'Brien
                               Title:   Vice President

                               AIR PARTNERS II, L.P.

                               By:  TPG GenPar, L.P.
                               General Partner

                               By:  TPG Advisors, Inc.
                               General Partner

                               By:  /s/ James O'Brien
                                  ----------------------
                               Name:   James O'Brien
                               Title:   Vice President

                      JOINT FILING AGREEMENT


           JOINT FILING AGREEMENT, (this "Agreement"), dated as of September 1, 1994 among TPG PARTNERS, L.P., a Delaware limited partnership ("TPG"), TPG PARALLEL I, L.P., a Delaware limited partnership ("TPG Parallel") and AIR PARTNERS II, L.P., a Texas limited partnership ("Air Partners II").


                        W I T N E S S E T H

           WHEREAS, as of the date hereof, each of TPG, TPG Parallel and Air Partners II is filing a Schedule 13D under the Securities Exchange Act of 1934 (the "Exchange Act") with respect to the securities of America West, Inc., a Delaware corporation (the "Schedule 13D";

           WHEREAS, each of TPG, TPG Parallel and Air Partners II is individually eligible to file the Schedule 13D;

           WHEREAS, each of TPG, TPG Parallel and Air Partners II wishes to file the Schedule 13D and any amendments thereto jointly and on behalf of each of TPG and AmWest, pursuant to Rule
13d-1(f)(1) under the Exchange Act;

           NOW, THEREFORE, in consideration of these premises and other good and valuable consideration, the parties hereto agree as follows:

           1. TPG, TPG Parallel and Air Partners II hereby agree that the Schedule 13D is, and any amendments thereto will be, filed on behalf of each of TPG, TPG Parallel and Air Partners II pursuant to Rule 13d-1(f)(1)(iii) under the Exchange Act.

           2. TPG hereby acknowledges that, pursuant to Rule 13d-1(f)(1)(i) under the Exchange Act, TPG is responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning TPG contained therein, and is not responsible for the completeness and accuracy of the information concerning TPG Parallel or Air Partners II contained therein, unless TPG knows or has reason to know that such information is inaccurate.

           3. TPG Parallel hereby acknowledges that, pursuant to Rule 13d-1(f)(1)(i) under the Exchange Act, TPG Parallel is responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning TPG Parallel contained therein, and is not responsible for the completeness and accuracy of the information concerning TPG or Air Partners II contained therein, unless TPG Parallel knows or has reason to know that such information is inaccurate.

           4. Air Partners II hereby acknowledges that, pursuant to Rule 13d-1(f)(1)(i) under the Exchange Act, Air Partners II is responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning Air

Partners II contained therein, and is not responsible for the completeness and accuracy of the information concerning TPG or TPG Parallel contained therein, unless Air Partners II knows or has reason to know that such information is inaccurate.

           5. Each of TPG, TPG Parallel and Air Partners II hereby agree that this Agreement shall be filed as an exhibit to the Schedule 13D, pursuant to Rule 13D-1(f)(1)(iii) under the Exchange Act.

           IN WITNESS WHEREOF, the parties have caused this Agreement to executed individually or by their respective directors hereunto duly authorized as of the day and year first above written.



                               TPG PARTNERS, L.P.

                               By:  TPG GenPar, L.P.
                               General Partner

                               By:  TPG Advisors, Inc.
                               General Partner



                               By:  /s/ James O'Brien
                                  ----------------------
                               Name:  James O'Brien
                               Title: Vice President


                               TPG PARALLEL I, L.P.

                               By:  TPG GenPar, L.P.
                               General Partner

                               By:  TPG Advisors, Inc.
                               General Partner

                               By:   /s/ James O'Brien
                                  ----------------------
                               Name:   James O'Brien
                               Title:   Vice President


                               AIR PARTNERS II, L.P.

                               By:  TPG GenPar, L.P.
                               General Partner

                               By:  TPG Advisors, Inc.
                               General Partner

                               By:    /s/ James O'Brien
                                  ----------------------
                               Name:   James O'Brien
                               Title:   Vice President